PERÚ 111	Ministerio de Economía y Finanzas	Viceministro de Hacienda	Dirección General de Endeudamiento y Tesoro Público

“DECENIO DE LAS PERSONAS CON DISCAPACIDAD EN EL PERÚ”

“AÑO DE LA PROMOCIÓN DE LA INDUSTRIA RESPONSABLE Y DEL COMPROMISO CLIMÁTICO”

Lima,

OFICIO Nº 020-2014-EF/52.01

VIA EDGAR	July 30, 2014

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Republic of Peru

Registration Statement under Schedule B

File No.: 333-196690

Ladies and Gentlemen:

On behalf of the Republic of Peru and pursuant to Rule 461 and Rule 430A under the Securities Act of 1933, as amended, I hereby request that the effective date of the above-captioned Registration Statement be accelerated so that it may become effective at 5:00 PM on August 1, 2014, or as soon as practicable thereafter.

Very truly yours,

/s/ Carlos Adrián Linares Peñaloza
Carlos Adrián Linares Peñaloza General Director General Directorate of Public Indebtedness and Treasury Ministry of Economy and Finance of Peru

Jr. Junín Nº 319 Lima 1 Teléfono: 311-5931